October 17, 2024

Christopher Hemmeter
Chief Executive Officer
Thayer Ventures Acquisition Corp II
25852 McBean Parkway
Suite 508
Valencia, CA 91355

       Re: Thayer Ventures Acquisition Corp II
           Draft Registration Statement on Form S-1
           Submitted September 20, 2024
           CIK No. 0001872228
Dear Christopher Hemmeter:

       We have reviewed your draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Form DRS S-1 filed September 20, 2024
Cover Page

1. We note your disclosure in paragraph 3 regarding the ability of shareholders to redeem their shares. Please state whether the redemptions will be subject to any limitations, such as the $5,000,001 net tangible asset requirement and for shareholders holding more than 15% of the shares sold in the offering. See Item 1602(a)(2) of
       Regulation S-K. We note your disclosure on pages 30 and 32 and elsewhere in the prospectus.
2. We note your disclosure in paragraphs 9 and 10 of the cover page. Please revise to state clearly the amount of compensation received or to be received by your sponsor, its affiliates, and promoters, and securities issued or to be issued by you to such
 October 17, 2024
Page 2

       persons and the price paid. Please also describe the extent to which the conversion of the working capital loans into warrants and their cashless exercise, for example, may result in a material dilution of the purchasers' equity interests. See
Item 1602(a)(3) of
       Regulation S-K. Please revise to include a cross reference to the disclosure in the
       Certain Relationships and Related Party Transactions section.
3. Where you discuss conflicts of interest on the cover page, please revise to state whether there may be actual or potential conflicts of interest between the SPAC sponsor, its affiliates, or promoters, and the purchasers of the units in the offering.
       Please revise to include cross references to all related disclosures. See Item 1602(a)(5)
       of Regulation S-K.
4. Please revise the disclosure regarding the Class B ordinary shares on the prospectus cover page to clearly disclose, as stated on page 14, that only holders of your Class B ordinary shares will have the right to vote on the appointment or removal of directors.
Summary
Initial Business Combination, page 6

5. We note your disclosure that you do not anticipate needing additional financing prior to your business combination; however, we also note on page 44, that you may need to seek third party financing in connection with your initial business combination and on page 53 that you may issue notes or other debt securities, or otherwise incur substantial debt, to complete your initial business combination. We also note the references to affiliated joint acquisitions. Please provide disclosure regarding your plans or expectations to seek additional financing including any plans you have discussed internally about seeking financing, including through affiliated joint acquisitions. Please describe how additional financings may impact unaffiliated security holders. Disclose that the arrangements result in costs particular to the de-
       SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the agreements are intended to ensure a return on investment to the investor in return
       for funds facilitating the sponsor   s completion of the business
combination or
       providing sufficient liquidity. See Item 1602(b)(5) of Regulation S-K.
6.     We note that you describe an    Affiliated Joint Acquisition    as an
initial business
       combination opportunity you pursue jointly with your sponsor. Please provide an expanded description of the terms of any such joint opportunity. Explain whether an affiliated joint acquisition would have any dilution effect on the public shareholders including, for example, through the anti-dilution provisions of your Class B ordinary shares.
7. We note your disclosure on page 39 that entities may co-invest with you "pursuant to their rights contained in the forward purchase agreement." Please clarify if you have entered into such an agreement and if so provide disclosure regarding its material terms. File the agreement as an exhibit pursuant to Item 601(b)(10) of Regulation S-
       K.
8. Please disclose that your ability to identify and evaluate a target company may be impacted by significant competition among other SPACs in pursuing a business combination transaction candidate and that significant competition may impact the attractiveness of the acquisition terms that the SPAC will be able to negotiate. In this
 October 17, 2024
Page 3

       regard, we note your disclosure on page 55 that you expect to encounter significant competition from other entities having a business objective similar to yours and that you may have a competitive disadvantage in successfully negotiating a business combination.
Our Sponsor, page 8

9. Please revise the disclosures on page 8, outside of the tables, to describe the extent to which the conversion of the working capital loans into private placement warrants and the cashless exercise of such warrants, for example, may result in a material dilution of the purchasers' equity interests. See Item 1602(b)(6) of Regulation
S-K.
10. We note the disclosure on page 11 that "in order to facilitate our initial business combination or for any other reason determined by our sponsor in its sole discretion, our sponsor may surrender or forfeit, transfer or exchange our founder shares, private placement warrants or any of our other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities." Please reconcile this disclosure with the transfer restrictions disclosed elsewhere in your prospectus including on pages 21 and 133. To the extent the sponsor may transfer the shares prior to a business combination please add risk factor disclosure regarding any risk that the sponsor may remove itself as sponsor from the company before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.
Ability to extend time, page 24

11. Please disclose whether there are any limitations on extensions, including the number of times you may seek to extend. Also disclose the consequences to the sponsor of not completing an extension of this time period. See Item 1602(b)(4) of Regulation S-K.
Limited payments to insiders, page 35

12. Please reconcile your disclosure in this section with your disclosure in the third bullet on page 130 that you may agree to pay your sponsor or a member of your
       management team a finder   s fee, advisory fee, consulting fee or
success fee in order to
       effectuate the completion of your initial business combination. Conflicts of Interest, page 36

13. Please revise your disclosure in this section to disclose the nominal price paid for the founder shares and the conflict of interest in determining whether to pursue a business combination, including that the founder shares and warrants will be worthless if you do not complete a de-SPAC transaction within the allotted time. Also, disclose the conflicts of interest relating to repayment of loans and reimbursements of out-of-
       pocket expenses and expenses for office space, secretarial and administrative services if you do not complete a de-SPAC transaction within the allotted time.
       Address any conflicts that may arise if you agree to pay your sponsor or a member of
       your management team a finder   s fee, advisory fee, consulting fee or
success fee in
       order to effectuate the completion of your initial business combination. Finally, disclose the potential conflicts of interest arising from the ability to pursue a business
 October 17, 2024
Page 4

       combination with a company that is affiliated with members of your management team or Thayer Ventures. See Item 1602(b)(7) of Regulation S-K.
14. We note your disclosure that your sponsor and officers and directors may sponsor or form other special purpose acquisition companies similar to yours or may pursue other business or investment ventures during the period in which you are seeking an initial business combination. Please clarify how opportunities to acquire targets are allocated among SPACs.
15. We note the references to Affiliated Joint Acquisitions and a forward purchase agreement in this section. Please provide a clear description of the actual or potential material conflicts of interest which may arise from such acquisitions or agreements. It is unclear, for example, whether the sponsor may acquire a direct interest in the target at the same time as the SPAC completes the business combination and if so will they be negotiating the terms together, will the purchase price be the same for both, and does this present the sponsor with a conflict of interest in negotiating a business combination agreement.
16. We note your statement on page 128 that you do not believe that any fiduciary duties or contractual obligations of your officers or directors would materially affect your ability to complete your business combination. Please revise to include the basis for this belief and include a specific discussion regarding the basis with respect to any other SPACs affiliated with your sponsor, directors, or officers.
Risk Factors, page 41

17. With a view toward disclosure, please tell us whether your sponsor is, is controlled by, or has substantial ties with a non-U.S. person. If so, also include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a U.S. target company should the transaction be subject to review by a U.S. government entity, such as the
       Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Disclose that as a result, the pool of potential targets with which you could complete an initial business combination may be limited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.
18. We note, on page 147, your disclosure that any action, proceeding or claim against us arising out of or relating in any way to the warrant agreement, including under the
       Securities Act, will be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York. Please disclose whether this provision applies to actions arising under the Securities Act or Exchange
       Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the
 October 17, 2024
Page 5

       Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Include risk factor disclosure as applicable. If we are deemed to be an investment company under the Investment Company Act..., page
77

19. Please revise your risk factor to clarify that you could be deemed to be an Investment
       Company at any point. Further, please disclose that if you are found to be operating as an unregistered investment company, you may be required to change your operations, wind down your operations, or register as an investment company under
       the Investment Company Act. Also include disclosure with respect to the consequences to investors if you are required to wind down your operations as a result
       of this status, such as the losses of the investment opportunity in a target company and any price appreciation in the combined company.
Use of Proceeds, page 81

20. We note that $450,000 will be held outside the trust account. Yet, the table on the bottom of this page, shows expenses from cash held outside of the trust equal to $1.4 million. Please reconcile these amounts and revise as needed.
Dilution, page 86

21. We note your disclosure assuming that no ordinary shares and convertible equity or debt securities are issued in connection with additional financing that you may seek in connection with an initial business combination. Please expand your disclosure to address potential sources of future dilution from additional financing including from any Affiliated Joint Acquisition or forward purchase agreement.
Proposed Business, page 96

22. Please revise to include more detailed disclosure regarding any SPAC experience your sponsor, affiliates, management may have. For example, you disclose that Mark E.
       Farrell was previously involved with two publicly traded SPACs and that Christopher
       Hemmeter served with Thayer Ventures Acquisition Corporation. Please revise to disclose the name of the SPAC, the ticker symbol, any SPAC liquidations, and information concerning any completed business combinations, including the financing needed for the transactions and the level of redemptions. See Item 1603(a)(3) of
       Regulation S-K.
23. We note your disclosure that Thayer Ventures Acquisition Holdings II LLC is owned and controlled by Thayer Ventures. We also note your disclosure that Mark E. Farrell and Christopher Hemmeter are senior members of the investment team of Thayer
       Ventures. Please identify clearly the controlling persons of Thayer Ventures and disclose, as of the most recent practicable date, the persons who have direct and indirect material interests in the sponsor, Thayer Ventures Acquisition Holdings II
       LLC, as well as the nature and amount of their interests. Please refer to Item
       1603(a)(7) of Regulation S-K. Also, disclose whether the interests in the sponsor or
       Thayer Ventures may be transferred to third parties. Revise to discuss the membership interests in the sponsor that your independent directors will receive for their services.
 October 17, 2024
Page 6

Transfers of Founder Shares, page 133

24. Please disclose any circumstances under which the sponsor may forfeit shares in connection with a de-SPAC transaction, such as in connection with a PIPE financing or earnout provision. See Item 1603(a)(6).
Certain Relationships and Related Party Transactions, page 135

25. We note your disclosure in this section that "if we increase or decrease the size of this offering, we will effect a share dividend or share contribution back to capital or other appropriate recapitalization mechanism, as applicable, with respect to our Class B ordinary shares immediately prior to the consummation of the offering in such amount as to maintain the ownership of our initial shareholders... at 20% of our issued and outstanding ordinary shares upon the consummation of this offering." Please revise your compensation disclosure, as applicable, to clarify whether the ownership of your initial shareholders may be further adjusted in the case that additional Class A ordinary shares, or equity-linked securities, are issued or deemed issued in excess of the amounts offered in this prospectus and related to the closing of the business combination, including pursuant to a specified future issuance, as you disclose on page 141. Clarify the reference to a specified future issuance in this context. Also, please clarify if the ownership may be adjusted in the event of purchases under a forward purchase agreement or Affiliated Joint Acquisition.
       Please contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Ruairi Regan at 202-551-3269 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction
cc:   John T. McKenna, Esq.